EXHIBIT T3E.8

NEW MILLENNIUM HOMES, LLC

23622 Calabasas Road, Suite 149

Calabasas, California 91302

February 25, 2003

To:                                                                                                                            , A participant in FamCo Value Income Partners L.P.:

New Millennium Homes, LLC (“New Millennium” or the “Company”) has been advised that FamCo Value Income Partners L.P. (the “Fund”) is being dissolved and is in the process of distributing its assets to its participants. The Company has been advised that the Fund’s assets include shares of Common Stock of the Company (the “Common Stock”), shares of Series A Participating Perpetual Preferred Stock of the Company (the “Series A Shares”) and Zero Coupon Notes due December 31, 2004 of the Company (the “Old Notes” and, together with the Common Stock and the Series A Shares, the “Company Securities”).

Based on information provided to the Company by Marie T. McMahon, the Portfolio Administrator of Famco Asset Management Company (“M. McMahon”), as a participant in the Fund you are entitled to receive the following amounts of Company Securities:

                                                               shares of Common Stock;

                                                               Series A Shares; and

$                                                             aggregate principal amount of Old Notes.

Accordingly, based on instructions from M.McMahon, the number of shares of Common Stock and Series A Shares and the principal amount of Old Notes specified above are now registered in your name. The Company is generating stock certificates which will be sent to the address specified for you by M.McMahon. You should receive the stock certificates for your shares in the next few days. Please note that although your name already has been added to the official list of holders of Old Notes, no certificates representing your Old Notes are being delivered at this time. Certificates for Old Notes (or any New Notes for which you elect to exchange your Old Notes pursuant to the Exchange Offer described below) will be delivered promptly after the Exchange Offer is completed.

As you may be aware, pursuant to the Offer to Exchange and Consent Solicitation dated February 7, 2003 and the other related materials enclosed with this letter, New Millennium is offering to exchange $1,000 in aggregate principal amount of its Zero Coupon Notes due December 31, 2007 (“New Notes”) for each and every $1,000 of outstanding Old Notes. In addition, pursuant to the Offer to Exchange and Consent Solicitation, the Company is soliciting the consents of the holders of Old Notes:

•	to certain amendments to the indenture pursuant to which the Old Notes were issued;

•	to terminate the pledge agreement pursuant to which the capital stock of New Millennium’s subsidiaries currently is pledged to secure the Company’s obligations with respect to the Old Notes and to release the pledge of such capital stock; and

•	to the extent the holder of Old Notes also holds Series A Shares, to certain amendments to the Certificate of Designations, Preferences and Rights of the Series A Shares.

All of these matters (which we refer to collectively in this letter as the “Exchange Offer”) are described in greater detail in the accompanying materials.

Please note that as a result of the distribution of the Fund, you are now a record owner of Old Notes and Series A Shares and therefore are entitled to participate in the Exchange Offer. Therefore, it is very important that you carefully read the enclosed Exchange Offer materials and complete, sign and return the enclosed Letter of Transmittal as soon as possible if you would like to participate in the Exchange Offer.

If you have any questions regarding this letter or the Exchange Offer generally, please feel free to contact U.S. Bank National Association, the exchange agent for the Exchange Offer, using the contact information on the back of the enclosed Exchange Offer and Consent Solicitation booklet. You also may contact me by telephone at (818) 223-8291 or by e-mail at lmalone@nmhllc.com with any questions.

Very truly yours,

Louis J. Malone President and Chief Executive Officer

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